SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

July 19, 2015

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure: Partner Communications announces it has reached understandings with the Employees' Representatives and the Histadrut regarding a Retirement Plan

PARTNER COMMUNICATIONS ANNOUNCES IT HAS
REACHED UNDERSTANDINGS WITH THE EMPLOYEES'
REPRESENTATIVES AND THE HISTADRUT REGARDING A
RETIREMENT PLAN

ROSH HA'AYIN, Israel, July 19, 2015 - Partner Communications Company Ltd. (NASDAQ and TASE: PTNR), a leading Israeli communications company (”Partner”), announces that it has reached understandings with its employees' representatives and the Histadrut regarding a retirement plan.

The Company, the employees' representatives and the Histadrut New General Labor Organization, have reached understandings regarding a retirement plan that includes, among others, an increased retirement payment and range of benefits. This plan is a continuation of the necessary efficiency measures that the Company has initiated over the last few years. As part of the plan, the Company's management has undertaken, among others, not to present any additional demands for employee reduction plans until the resolution of the collective employment agreement which the parties intend to complete by December 2015.

As a result, the Company is expected to record a onetime expense of approximately NIS 35 million in the third quarter of 2015. The final cost of the retirement plan will be determined in accordance with the number of employees who will actually retire as well as the composition of these employees.

For further information, please see the Company's press releases and immediate reports (on Form 6-K) dated September 8, 2014 at: http://maya.tase.co.il/bursa/report.asp?report_cd=919826 or http://www.sec.gov/Archives/edgar/data/1096691/000117891314002858/zk1415508.htm  and June 25, 2014, at: http://maya.tase.co.il/bursa/report.asp?report_cd=905662 or http://www.sec.gov/Archives/edgar/data/1096691/000117891314002149/zk1415158.htm and the Company's Annual Report on Form 20-F for the year ended December 31, 2014 - "Item 3. Key Information - 3D.2e - The recent unionization of our employees might prevent us from executing necessary organizational and personnel changes, result in increased costs or disruption to our operations, and reduce management’s flexibility to adapt operations to market conditions, and our operating expenses may be increased, all of which could adversely impact our results" and "Item 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - 6D. Employees".

Forward-Looking Statements
This press release includes forward-looking statements, as this term is defined in Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as “will”, "believe," "anticipate," "expect," "intend," "strive," "seek," "plan," "could," "may," "foresee," "target," "objective," declensions thereof and similar expressions typically convey forward-looking statements, but these words are not the only words that convey these statements. Any statement, other than a statement of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or to sustain or expand the current market share in existing or new markets, plans to reduce expenses and any other statement regarding a future event or potential opportunity, is a forward-looking statement.

We have based these forward-looking statements on our current knowledge and our present beliefs and projections regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, about the macro-economic environment, about consumer habits and preferences when using cellular telephones, trends in the Israeli communications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. In light of these risks, uncertainties and conjectures, the forward-looking events mentioned in this press release might not transpire, and actual results may differ materially from the anticipated results. For further information regarding the above-mentioned risks, uncertainties and conjectures and other risks we face, please see "Item 3. Key Information - 3D. Risk Factors," "Item 4. Information about the Company," "Item 5. Operating and Financial Review and Prospects," "Item 8. Financial Information - 8A. Consolidated Financial Statements and Other Financial Information - 8A.1 Legal and Administrative Proceedings" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk" in the Company's Annual Reports on Form 20-F, and the Company’s other reports on Form 6-K, which were submitted to the United States Securities Exchange Commission. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or for any other reason.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand and under the 012 Smile brand. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For further information about Partner:
http://www.orange.co.il/en/Investors-Relations/lobby/.

Contacts:

Ziv Leitman Chief Financial Officer Tel: +972-54-781-4951	Liat Glazer Shaft Head of Investor Relations and Corporate Projects Tel: +972-54-781-5051 E-mail: investors@orange.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title: Chief Financial Officer

Dated: July 19, 2015